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                                  UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.____)*

                         Triathlon Broadcasting Company
                                (Name of Issuer)

                                  Cl. A Common
                         (Title of Class of Securities)

                                    89589P106
                                 (CUSIP Number)

                                Vicki Z. Holleman
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047

 (Name, address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  July 24, 1998

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP NO. 89589P106

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                                         (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES                13,419 Shares of Cl. A Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY               8,579 Shares of Cl. A Common stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING             13,419 Shares of Cl. A Common stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                       8,579 Shares of Cl. A Common stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         21,998 Shares of Cl. A Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.69%

14 TYPE OF REPORTING PERSON*
         PN, BD, IA


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                                  SCHEDULE 13D

CUSIP NO. 89589P106

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES                151,327 Shares of Cl. A Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY              -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING             151,327 Shares of Cl. A Common stock
PERSON WITH       10 SHARED DISPOSITIVE POWER
                      -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           151,327 Shares of Cl. A Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.77%

14 TYPE OF REPORTING PERSON*
         PN, BD

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Item 1.  Security and Issuer.

This statement refers to the Cl. A Common Stock of Triathlon Broadcasting Company, Symphony Towers, 750 B Street, Suite 1920, San Diego, CA., 92101. John
D. Miller is the Chairman of the Board.

Item 2.  Identity and Background.
Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Its President is Arthur E. Lee, who is also an Executive Vice President of Loeb Partners Corporation. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, Irwin D. Rowe, Vice President and Secretary and Peter A. Tcherepnine, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Irwin D. Rowe is an Executive Vice President and also a director of LPC. Norman N. Mintz is a Vice President and also a director. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of Loeb Arbitrage Management, Inc. and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Irwin D. Rowe is a director of LHC, as are Robert Krones, Edward E. Matthews and Norman N. Mintz. Mr. Matthews' address is 70 Pine Street, New York, New York 10270. The business address of the other individuals is 61 Broadway, New York, New York, 10006. All of the individuals named are United States Citizens. None have within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.  Source and Amount of Funds or Other Compensation.

Shares of Cl. A Common Stock were acquired and sold by LAF and LPC in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.  Purpose of transaction.

LAF and LPC have acquired shares of Cl. A Common Stock for investment purposes. LAF and LPC reserve the right to sell shares of Cl. A Common Stock or to acquire additional shares in open market transactions or otherwise.

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Item 5.  Interest in Securities of the Issuer.

(a) The persons reporting hereby owned the following shares of Stock as of July 31, 1998.

                          Shares of Cl. A Common Stock

Loeb Arbitrage Fund                        151,327

Loeb Partners Corporation*                  21,698

The total shares of Cl. A Common Stock constitute 5.46% the 3,172,533 outstanding shares of Cl. A Common Stock as reported by the issuer.
-------------------------
* Including 8,474 shares of Cl. A Common Stock purchased for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion.

(b) See paragraph (a) above.

(c) The following purchases of Cl. A Common Stock have been made in the last sixty (60) days by the following:


                              Purchases of Cl. A Common Stock
Holder                           Date     Shares     Average Price
Loeb Arbitrage Fund          07-24-98      10475            $11.77
                             07-30-98       1850             11.77
                             07-31-98        887             11.77

Holder                           Date     Shares     Average Price
Loeb Partners Corp.*         07-24-98        925            $11.77
                             07-30-98        150             11.77
                             07-31-98        113             11.77

                                Sales of Cl. A Common Stock
Holder                           Date     Shares     Average Price
Loeb Arbitrage Fund          07-22-98        850          $12.1096
                             07-23-98       1650           12.8546

Holder                           Date     Shares     Average Price
Loeb Partners Corp.*         07-22-98        150          $12.1036
                             07-23-98        350           12.8503

----------------
*Including 8,579 shares of Cl. A Common Stock purchased and 250 shares of Cl. A. Common Stock sold for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on NASDAQ.

(d) and (e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 4, 1998                        Loeb Arbitrage Fund
                                  By: Loeb Arbitrage Management, Inc.


                                  By: /s/ Arthur E. Lee
                                          Arthur E. Lee, President



August 4, 1998                         Loeb Partners Corporation


                                  By: /s/ Arthur E. Lee
                                          Arthur E. Lee
                                          Executive Vice President